[S&C Letterhead]

March 10, 2021

Via EDGAR

Office of Trade & Services,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention:	Taylor Beech Erin Jaskot

	Re:	TS Innovation Acquisitions Corp. Draft Registration Statement on Form S-4 Submitted February 2, 2021 CIK No. 0001826000

Ladies and Gentlemen:

On behalf of TS Innovation Acquisitions Corp. (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Draft Registration Statement on Form S-4 confidentially submitted to the Commission on February 2, 2021 (the “Draft Registration Statement”) contained in the Staff’s letter dated March 3, 2021 (the “Comment Letter”), we submit this letter containing the Company’s responses to the Comment Letter. For your convenience, we have set out the text of each of the comments from the Comment Letter in bold text followed by our response.

In connection with this letter, we intend to publicly file via EDGAR a revised Registration Statement on Form S-4 (the “Revised Registration Statement”) on the date hereof. Capitalized terms used and not otherwise defined in this letter have the meanings ascribed to them in the Revised Registration Statement.

Securities and Exchange Commission March 10, 2021	-2-

Do any of TSIA’s Directors or Executive Officers…, page xiv

1.	Please revise your disclosure here to include the following:

•

The market value of the Founder Shares that will be worthless if the transaction is not completed, including the specific value of the Founder Shares now held by Mr. Kazam, Ms. Rubio, Mr. Segal and Mr. Volpi;

•	The market value of the private placement warrants purchased by the sponsor that will expire if the transaction is not completed;

•	The current market value of the shares that the Subscribers will receive in exchange for the $190 million PIPE investment; and

•	The value of the out of pocket expenses incurred by the sponsor, directors, officers and their affiliates that are subject to reimbursement.

Please include similar disclosure, as applicable, in the related discussion on pages 4 and 180.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages xiii–xiv, 4–5 and 189–190 of the Revised Registration Statement to provide the requested information with respect to the market value of Founder Shares, the market value of the Private Placement Warrants and the out of pocket expenses that have been incurred by the Sponsor. The Company has also revised the disclosure on pages vi, 11 and 214 of the Revised Registration Statement to provide the requested information with respect to the market value of the TSIA class A common shares that Subscribers will receive in the PIPE Transaction.

Securities and Exchange Commission March 10, 2021	-3-

Risk Factors

The outbreak of the COVID-19 coronavirus pandemic…, page 45

2.	Please revise to discuss the disruptions in your hardware deliveries and your reduction in force mentioned on page F-55 that occurred as a result of the COVID-19 pandemic.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 46–47 of the Revised Registration Statement to discuss the disruptions in Latch’s hardware deliveries and Latch’s reduction in force as a result of the COVID-19 pandemic.

Information About Latch, page 126

3.

Where appropriate, please include a discussion of the company’s channel partner relationships, including the material features of any agreements and fee arrangements. In this regard, we note your risk factor disclosure that historically, your channel partners have contracted with building owners to own the full scope of installation and service of your smart access products and that you rely on your channel partners to acquire additional LatchOS subscribers.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 131–132 of the Revised Registration Statement to include a more detailed discussion of Latch’s channel partner relationships.

4.

Where appropriate, please include a more detailed discussion of your intellectual property portfolio, including details of any part of your intellectual property portfolio which is material to the business, and whether you own or license your material patent(s) and the expiration date of such patents. In this regard, we note your disclosure on page 36 that your intellectual property constitutes a significant part of your value, and on page 176 that this was a factor TSIA’s board relied upon in evaluating the business combination.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 136 of the Revised Registration Statement to provide a more detailed discussion of Latch’s intellectual property portfolio.

Securities and Exchange Commission March 10, 2021	-4-

Products and Platform, page 129

5.	Please include a description of the material terms of your standard software agreements.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 133 of the Revised Registration Statement to include a description of the material terms of Latch’s standard software agreements.

6.

Please clarify whether you have entered into any agreements with the “industry-leading smart device manufacturers” you reference on page 130. Please indicate the general terms of such agreements. If you have not entered into any agreements, please clarify what it means that you have partnered with such companies.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 134 of the Revised Registration Statement to indicate the general terms of such agreements.

Efficient Customer Acquisition, page 131

7.

We note your disclosure that your platform gives you the opportunity to sell additional products and services to your customers’ residents like laundry pick-up, in-home cleaning, handyman services and more. Please disclose how Latch generates, or plans to generate, revenue from providing such services, including whether Latch provides such services directly or contracts with other business to do so.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 135 of the Revised Registration Statement to provide the requested information.

8.	Please clarify what you mean by your “6.8 LTV/CAC” and how that demonstrates the efficiency of your customer acquisition strategy and business model.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 135 of the Revised Registration Statement to clarify what is meant by “6.8 LTV/CAC” and how it demonstrates the efficiency of Latch’s customer acquisition strategy and business model.

Securities and Exchange Commission March 10, 2021	-5-

Latch’s Management’s Discussion and Analysis Key Business Metrics, page 139

9.

In regards to your metrics “booked revenue” and “booked ARR”, please revise your disclosure to clearly explain in greater detail how you calculated these metrics and the limitations associated with them, including any assumptions you made in their calculation. In addition, please consider renaming booked revenue so that it is not confused with revenue calculated in accordance with GAAP.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 146–147 of the Revised Registration Statement to explain in greater detail how the key metrics related to bookings were calculated and the limitations associated with them. Additionally, the Company has renamed “Booked Revenue” on pages 146 and 188 to “Bookings” to ensure clarification between bookings and revenue.

10.

Your disclosure says that booked hardware revenue represents the total revenue commitment to be recognized at time of shipment of the hardware product, whereas booked software revenue represents the total revenue commitment over the life of the software agreement. Please separately disclose the hardware metric and the software metric as your current disclosure appears to be a composite total.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 146–147 of the Revised Registration Statement to separately disclose hardware and software metrics. The Company included each as a separate performance indicator in the tabular format presented. Additionally, the Company disclosed separately further details regarding the calculation of each metric.

Background of the Business Combination, page 169

11.

We note your reference on page 176 to the long-standing relationship between Latch and Tishman Speyer. Please further discuss the relationship between Latch and Tishman Speyer, including any potential conflicts of interest, both here and in the prospectus summary, and elsewhere as appropriate. Please clearly disclose the affiliation of your sponsor and executive offers with Tishman Speyer, the number and value of the “numerous projects” where Tishman Speyer has been a customer of Latch, the amount of the investment made by Tishman Speyer in Latch’s recent financing transactions, and any other transactions between the parties. Please revise the Background section to include any discussions of the relationship between Latch and Tishman Speyer, including how it impacted the decision to initiate discussions with Latch and the negotiation of the terms of the transaction. Please also disclose any discussions relating to the “significant revenue synergies” referenced on page 176, and how those revenue synergies were considered when determining the valuation of Latch and the terms of the transaction.

Securities and Exchange Commission March 10, 2021	-6-

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 176–177, 179 and 184–185 of the Revised Registration Statement to provide the requested information.

12.

We note your disclosure that you considered over two hundred potential targets and reached out to “a number” of potential targets, including Latch, to discuss their interest in a potential business combination. Please also discuss the extent of your engagements with other potential targets, the reasons you believed Latch was the most attractive target, and the factors considered in dismissing the other alternative candidates you considered.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 177 of the Revised Registration Statement to provide additional disclosure regarding TSIA’s consideration of and interactions with other potential targets with respect to a potential business combination.

13.

We note your disclosure that your board concluded the transaction consideration was fair and reasonable given Latch’s growth prospects, the potential industry consolidation, and other compelling aspects of the transaction. Please revise the Background section to include discussions relating to these items. Please also explain the other “compelling aspects” of the transaction that the board considered.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 183 and 184 of the Revised Registration Statement to provide additional disclosure of the TSIA board of director’s consideration of these factors.

14.

Please expand on the discussions that took place between December 14, 2020 and January 14, 2021 relating to the financial model and the creation of a post-money case to reflect the use of proceeds as a result of the merger agreement. Please provide details of the discussions and how it impacted the terms of the transaction.

Securities and Exchange Commission March 10, 2021	-7-

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 181 of the Revised Registration Statement to provide additional detail regarding these discussions.

15.

Please revise your disclosure in this section to include negotiations relating to material terms of the transaction, including the exchange ratio, the terms and amount of the PIPE transaction, the earn-out for Latch stockholders, the ability of holders of Latch options to elect to receive cash, and deferred vesting of the Founder Shares. In your revised disclosure, please explain the reasons for such terms, each party’s position on such issues and how you reached agreement on the final terms.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 179–182 of the Revised Registration Statement to provide additional detail regarding these negotiations.

16.

We note that TSIA hired Bank of America and Allen as its financial advisors to provide financial advice on the potential transaction and assistance with TSIA’s preparation of a financial model. Please revise the discussion to discuss in greater detail the role that the financial advisors played in the proposed transaction. Please clarify whether the financial advisors delivered any reports to the board that were materially related to the transaction.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 177 of the Revised Registration Statement to clarify that neither BofA Securities nor Allen was engaged to, nor delivered, any reports, opinions or appraisals to the TSIA board of directors or executive management of TSIA.

Interests of TSIA’s Directors and Executive Officers in the Business Combination, page 180

17.	Please include comparable disclosure for the directors and executive officers of Latch. Refer to Item 18(a)(5)(i) of Form S-4.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 5, 54–55 and 191 of the Revised Registration Statement to provide the requested information.

Securities and Exchange Commission March 10, 2021	-8-

Regulatory Approvals Required for the Business Combination, page 182

18.	Please disclose the current status of approval under the HSR Act.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 5 and 192 of the Revised Registration Statement to provide the current status of approval under the HSR Act.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Principles

Inventories, net, page F-37

19.

Your disclosure states that inventories are stated at the lower of cost or net realizable value with cost being determined using the average cost method. Your statement of operations on page F-33 presents costs of hardware revenue at an amount that is greater than the related hardware revenue. Please tell us how you determined that your inventories are stated at the lower of cost or net realizable value when it appears that you sell the hardware inventory at a loss.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s inventory accounting policy is in compliance with ASC 330-10-35-1B which states that inventory shall be measured at the lower of cost or net realizable value. The Company determines the net realizable value by taking the selling price less the estimated selling costs including costs to transport our products to the customer. The Company also advises the Staff that costs of hardware revenue presented within the statements of operations and comprehensive income (loss) include certain costs related to revenue generating activities such as personnel-related expenses associated with supply chain logistics and channel partner fees. Such costs do not factor into the determination of net realizable value as they are not considered selling costs. The Company has revised the disclosures in the Revised Registration Statement on page 148 under the caption “Components of Results of Operations” and on page F-31 under the caption “Summary of Significant Accounting Principles”, and will also revise the wording in future filings to the following:

“Cost of hardware revenue consists primarily of product costs, including manufacturing costs, duties and other applicable importing costs, shipping and handling costs, packaging, warranty costs, assembly costs, and warehousing costs, as well as other non-inventoriable costs including personnel-related expenses associated with supply chain logistics and channel partner fees.”

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Securities and Exchange Commission March 10, 2021	-9-

If you have additional questions or require any additional information with respect to the Revised Registration Statement or this letter, please do not hesitate to contact me at (212) 558-3109 or by email (millersc@sullcrom.com).

Very truly yours,

/s/ Scott D. Miller

cc:	Patrick Kuhn
Linda Cvrkel
(Securities and Exchange Commission)

Robert J. Speyer
(TS Innovation Acquisitions Corp.)

Luke Schoenfelder
(Latch, Inc.)

Marc D. Jaffe
Ryan J. Maierson
Nick S. Dhesi
(Latham & Watkins LLP)